FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                        For the month of February, 2003

                           GRANITE MORTGAGES 02-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                        35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                    (Address of principal executive offices)


         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes............No.......X...........

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                 GRANITE MORTGAGES 02-1 PLC


                                 By:                /s/  Clive Rakestrow
                                        -------------------------------------
                                 Name:  L.D.C. Securitisation Director No. 1
                                 Limited by its authorized person Clive
                                 Rakestrow for and on its behalf
                                 Title:  Director
Date: 27 March 2003

                                 GRANITE FINANCE FUNDING LIMITED


                                 By:              /s/  Nigel  Charles Bradley
                                        -------------------------------------
                                 Name:  Nigel Charles Bradley
                                 Title:  Director
Date: 27 March 2003

                                 GRANITE FINANCE TRUSTEES LIMITED


                                 By:                    /s/  Richard Gough
                                        -------------------------------------
                                 Name:  Richard Gough
                                 Title:  Director
Date: 27 March 2003

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 02-1 PLC
--------------------------

Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 February 2003 - 28 February 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                                         153,716
Current Balance                                            (pound)10,458,964,043
Last Months Closing Trust Assets                           (pound)11,018,446,055
Funding share                                              (pound) 9,791,807,085
Funding Share Percentage                                                  93.62%
Seller Share                                               (pound)   667,156,958
Seller Share Percentage                                                    6.38%
Minimum Seller Share (Amount)                              (pound)   246,357,534
Minimum Seller Share (% of Total)                                          2.36%

Arrears Analysis of Non Repossessed Mortgage Loans


                          Number             Principal ((pound))     Arrears ((pound))              By Principal (%)
                         -------             -------------------     ----------------               ----------------
< 1 Month                152,089             10,363,852,848                       0                    99.09%
> = 1 < 3 Months           1,411                 83,670,976                 866,746                     0.80%
> = 3 < 6 Months             172                  9,499,645                 267,751                     0.09%
> = 6 < 9 Months              29                  1,428,611                  65,520                     0.01%
> = 9 < 12 Months             13                    476,929                  28,826                     0.00%
> = 12 Months                  2                     35,034                  15,552                     0.00%

Total                    153,716             10,458,964,043               1,244,395                   100.00%


Properties in Possession

                          Number     Principal ((pound))     Arrears ((pound))
                          -------    ---------------------   -----------------
Total (since                22           1,136,997               49,131
inception)
Properties in Possession                                             16
Number Brought Forward                                               13
Repossessed                                                           0
Sold                                                                  6
Number Carried Forward                                                0
Average Time from Possession to Sale (days)                         120
Average Arrears at Sale                                    (pound)1,405
MIG Claims Submitted                                                  2
MIG Claims Outstanding                                                0

Average Time from Claim to Payment                                   69
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

                                       Number             Principal ((pound))
                                       ------             ---------
Substituted this                          0               (pound)0
period
Substituted to date
(since 26 March 2001)               188,844               (pound)12,947,565,668


CPR Analysis

                                       Monthly              Annualised
                                       -------              ----------
Current Month CPR Rate                  5.35%                 48.30%
Previous Month CPR Rate                 4.08%                 37.28%

Weighted Average Seasoning
(by value) Months                                             24.74
Weighted Average Remaining
Term (by value) Years                                         19.94
Average Loan Size                                      (pound)68,041
Weighted Average LTV (by value)                               76.30%

Product Breakdown

Fixed Rate (by balance)                                       36.17%
Together (by balance)                                         31.02%
Capped (by balance)                                            4.25%
Variable (by balance)                                         28.49%
Tracker (by balance)                                           0.08%
Total                                                         100.0%



Geographic Analysis

                          Number            % of Total           Value ((pound))             % of Total
                          ------            ----------           ---------------             ----------
East Anglia                3,874               2.52%              263,565,894                   2.52%
East Midlands             13,143               8.55%              784,422,303                   7.50%
Greater London            17,693              11.51%            1,874,246,357                  17.92%
North                     22,918              14.91%            1,108,650,189                  10.60%
North West                22,566              14.68%            1,262,396,960                  12.07%
South East                24,180              15.73%            2,167,097,350                  20.72%
South West                11,498               7.48%              833,579,434                   7.97%
Wales                      7,408               4.82%              406,853,701                   3.89%
West Midlands             11,575               7.53%              734,219,276                   7.02%
Yorkshire                 18,861              12.27%            1,023,932,580                   9.79%
Total                    153,716                100%           10,458,964,043                    100%


LTV Levels Breakdown

                            Number     Value ((pound))     % of Total
                            ------     ---------------     ----------

< 10%                        2,492        11,504,860           0.11%
> = 10% < 20%                1,873        69,029,163           0.66%
> = 20% < 30%                3,795       184,077,767           1.76%
> = 30% < 40%                6,026       367,109,638           3.51%
> = 40% < 50%                8,096       568,967,644           5.44%
> = 50% < 60%               10,773       825,212,263           7.89%
> = 60% < 70%               13,484     1,083,548,675          10.36%
> = 70% < 80%               21,956     1,664,021,179          15.91%
> = 80% < 90%               38,575     2,707,825,791          25.89%
> = 90% < 95%               34,759     2,316,660,536          22.15%
> = 95% < 100%              11,834       658,914,735           6.30%
> = 100%                        53         2,091,793           0.02%
Total                      153,716    10,458,964,043          100.0%

NR Current Existing Borrowers' SVR                             5.69%

Effective Date of Change                                   1 March 2003

Notes      Granite Mortgages 02-1 plc

                                           Rating
                 Outstanding           Moodys/S&P/Fitch          Reference Rate             Margin
                 -----------           ----------------          --------------             ------

Series 1
A1                 $311,600,000           Aaa/AAA/AAA              1.47%                    0.10%
A2               $1,274,400,000           Aaa/AAA/AAA              1.53%                    0.16%
B                   $69,700,000             Aa3/AA/AA              1.70%                    0.33%
C                   $96,500,000          Baa2/BBB/BBB              2.69%                    1.30%

Series 2

A                (pound)460,000,000       Aaa/AAA/AAA              4.17%                    0.20%
B                (pound)16,200,000          Aa3/AA/AA              4.32%                    0.35%
C                (pound)22,500,000       Baa2/BBB/BBB              5.27%                    1.30%
D                (pound)15,000,000         Ba2/BB+/BB+             8.47%                    4.50%

Series 3

A                (euro)600,000,000        Aaa/AAA/AAA              5.15%               Fixed to 04/07
B                 (euro)21,100,000          Aa3/AA/AA              3.18%                    0.30%
C                 (euro)29,300,000       Baa2/BBB/BBB              4.13%                    1.30%


Credit Enhancement
                                                           % of Funding Share
                                                           ------------------
Class B Notes ((pound)Equivalent)    (pound)78,633,262            0.80%
Class C Notes ((pound)Equivalent)    (pound)108,993,167           1.11%
Class D Notes                        (pound)15,000,000            0.15%
Granite Mortgages 02-1 Reserve
  Fund Requirement                   (pound)34,372,240            0.35%
Balance Brought Forward              (pound)34,372,240            0.35%
Drawings this Period                 (pound)0                     0.00%
Reserve Fund Top-up this Period*     (pound)0                     0.00%
Excess Spread                        (pound)0                     0.00%
Current Balance                      (pound)34,372,240            0.35%
Funding Reserve Balance              (pound)15,750,058            0.16%
Funding Reserve %                                 0.5%              NA
*Top-ups only occur at the
  end of each quarter.